Exhibit 21

Subsidiaries of Eddie Bauer Holdings, Inc.

Name of Subsidiary/ Name under which subsidiary does business	State or other jurisdiction of incorporation or other organization
Eddie Bauer, Inc.	Delaware

Financial Services Acceptance Corporation	Delaware

Spiegel Acceptance Corporation	Delaware

Pacific Northwest Sourcing Co., Limited	Hong Kong

Eddie Bauer of Canada, Inc.*	Canada

Eddie Bauer Fulfillment Services, Inc.*	Delaware

Eddie Bauer Customer Services Inc.*	Ontario, Canada

Eddie Bauer Diversified Sales, LLC*	Delaware

Eddie Bauer Services, LLC*	Ohio

Eddie Bauer International Development, LLC*	Delaware

Eddie Bauer Information Technology, LLC*	Delaware

*	Indicates subsidiaries of Eddie Bauer, Inc.